UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                                (AMENDMENT NO. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILE PURSUANT
           TO RULES 13D-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                          Royal Caribbean Cruises Ltd.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                    V7780T103
                                 (CUSIP Number)


                                January 30, 2002
               (Date of Event Which Requires Filing of Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_| Rule 13d-1(b)
                  |_| Rule 13d-1(c)
                  |x| Rule 13d-1(d)

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1.     NAME OF REPORTING PERSON: A. Wilhelmsen A.S., a Norwegian corporation

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) |_|
                                                           (b) |_|
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION:
      Norway

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                           5.   SOLE VOTING POWER 42,966,472
       NUMBER OF
         SHARES            6.   SHARED VOTING POWER
      BENEFICIALLY              0
       OWNED BY
          EACH             7.   SOLE DISPOSITIVE POWER
       REPORTING                42,966,472
        PERSON
         WITH              8.   SHARED DISPOSITIVE POWER
                                0

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9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       42,966,472

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10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES|_|

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11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         22.2% based on the number of shares outsantding as of December 31, 2002, as represented by the issuer in its Form 20-F for the fiscal year ended December 31, 2002

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12.    TYPE OF REPORTING PERSON
         CO

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Item 1(a).        Name of Issuer:

         Royal Caribbean Cruises Ltd. ("RCCL")

Item 1(b).        Address of Issuer's Principal Executive Offices:

         1050 Caribbean Way
         Miami, Florida 33132

Item 2(a).        Name of Person Filing:

         A. Wilhelmsen A.S., a Norwegian corporation

Item 2(b).        Address of Principal Business Office, or if None, Residence:

         Beddingen 8
         Aker Brygge
         1250 Oslo
         P.O. Box 1583
         Vika N-0118 Oslo
         Norway

Item 2(c).        Citizenship:

         Norway

Item 2(d).        Title of Class of Securities:

         Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

         V7780T103

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         Not applicable.

Item 4.           Ownership.

     (a) Amount beneficially owned:

         A. Wilhelmsen AS owns 42,966,472 shares.

     (b) Percent of class:

         22.2% based on the number of shares outsantding as of December 31, 2002, as represented by the issuer in its Form 20-F for the fiscal year ended December 31, 2002

     (c) Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote: 42,966,472 (ii) Shared power to vote or to direct the vote: 0 (iii)Sole power to dispose or to direct the disposition of: 42,966,472 (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.           Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
         Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.           Identification and Classification of Members of the Group.

         Not applicable.

Item 9.           Notice of Dissolution of Group.

         Not applicable.

Item 10.          Certification.

           Not applicable.

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   A. WILHELMSEN AS
February 14, 2004

                                   /s/ Arne Alexander Wilhelmsen
                                   -----------------------------
                                   Title: Board Member
                                   Name:  Arne Alexander Wilhelmsen